SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 13, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                                                                                                                                                                   17th June 2004

Provalis Files G5 Diabetes Test with FDA and builds USA Sales Team

Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, is pleased to announce that, on schedule, it has filed the USA regulatory submission with the FDA for its G5 diabetes glycated haemoglobin test.

Regulatory clearances are being sought in the USA for 510K and prescription home use marketing approvals, which additionally confers CLIA waiver. These allow the Company to fully exploit the sales potential of G5 into all physicians' offices and also to be available eventually to diabetics for use at home.

In further preparation for the launch of the product in the USA, Provalis has now appointed its three vice-presidents of sales to cover the central, west coast and east coast regions. They, together with Bert Valada the General Manager of Provalis Diagnostics (USA), have collectively over 100 years of diagnostics sales experience in the USA and are now building the network of national sub-distributors ready for product launch in the autumn (fall) of this year.

Phil Gould, Chief Executive Officer of Provalis said "We are delighted with the high quality of the clinical data we have generated with G5 and that we have now filed on schedule the USA regulatory submission with the FDA. With an experienced sales team now recruited in the USA, we look forward to a successful product launch in the autumn of this year".

END

Provalis' Internet Website ; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995:
Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is a diversified healthcare group with two operating businesses:-

  Medical Diagnostics - develops and sells to world markets medical diagnostic products for chronic disease management. The business' principal products are Glycosal®and Osteosal® in the areas of diabetes and osteoporosis respectively.

  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The business' principal product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 13, 2004